UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) ☒

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Trang Tran-Rojas

Citibank, N.A.
388 Greenwich St.
New York, NY 10013
(713) 693-6613
(Name, address and telephone number of agent for service)

Harley-Davidson Motorcycle Trust 2023-B
(Exact name of obligor as specified in its charter)

Delaware	93-6586513
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilimington Trust, National Association 1100 North Market Street Wilmington, DE	19890
(Address of principal executive office)	(Zip Code)

Copies To:

William S. Jue, General Counsel Harley-Davidson Credit Corp. Tel: (312) 368-9501

Asset - Backed Notes

(Title of the indenture securities)

Item 1.	General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2022 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 8th day of September, 2023.

CITIBANK, N.A.

By	/s/ Trang Tran-Rojas
Trang Tran-Rojas
Senior Trust Officer

CONSOLIDATED BALANCE SHEET Citigroup Inc. and Subsidiaries December 31, In millions of dollars 2022 2021 Assets Cash and due from banks (including segregated cash and other deposits) $ 30,577 $ 27,515 Deposits with banks, net of allowance 311,448 234,518 Securities borrowed and purchased under agreements to resell (including $239,527 and $216,466 as of December 31, 2022 and 2021, respectively, at fair value), net of allowance 365,401 327,288 Brokerage receivables, net of allowance 54,192 54,340 Trading account assets (including $133,535 and $133,828 pledged to creditors at December 31, 2022 and 2021, respectively) 334,114 331,945 Investments: Available-for-sale debt securities (including $10,933 and $9,226 pledged to creditors as of December 31, 2022 and 2021, respectively), net of allowance 249,679 288,522 Held-to-maturity debt securities (fair value of which is $243,648 and $216,038 as of December 31, 2022 and 2021, respectively) (includes $— and $1,460 pledged to creditors as of December 31, 2022 and 2021, respectively), net of allowance 268,863 216,963 Equity securities (including $895 and $1,032 as of December 31, 2022 and 2021, respectively, at fair value) 8,040 7,337 Total investments $ 526,582 $ 512,822 Loans: Consumer (including $237 and $12 as of December 31, 2022 and 2021, respectively, at fair value) 368,067 376,534 Corporate (including $5,123 and $6,070 as of December 31, 2022 and 2021, respectively, at fair value) 289,154 291,233 Loans, net of unearned income $ 657,221 $ 667,767 Allowance for credit losses on loans (ACLL) (16,974) (16,455) Total loans, net $ 640,247 $ 651,312 Goodwill 19,691 21,299 Intangible assets (including MSRs of $665 and $404 as of December 31, 2022 and 2021, respectively, at fair value) 4,428 4,495 Premises and equipment, net of depreciation and amortization 26,253 24,328 Other assets (including $10,658 and $12,342 as of December 31, 2022 and 2021, respectively, at fair value), net of allowance 103,743 101,551 Total assets $ 2,416,676 $ 2,291,413 Statement continues on the next page. 140

CONSOLIDATED BALANCE SHEET Citigroup Inc. and Subsidiaries (Continued) December 31, In millions of dollars, except shares and per share amounts 2022 2021 Liabilities Deposits (including $1,875 and $1,666 as of December 31, 2022 and 2021, respectively, at fair value) $ 1,365,954 $ 1,317,230 Securities loaned and sold under agreements to repurchase (including $70,886 and $56,694 as of December 31, 2022 and 2021, respectively, at fair value) 202,444 191,285 Brokerage payables (including $4,439 and $3,575 as of December 31, 2022 and 2021, respectively, at fair value) 69,218 61,430 Trading account liabilities 170,647 161,529 Short-term borrowings (including $6,222 and $7,358 as of December 31, 2022 and 2021, respectively, at fair value) 47,096 27,973 Long-term debt (including $105,995 and $82,609 as of December 31, 2022 and 2021, respectively, at fair value) 271,606 254,374 Other liabilities 87,873 74,920 Total liabilities $ 2,214,838 $ 2,088,741 Stockholders’ equity Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: 759,800 as of December 31, 2022 and 759,800 as of December 31, 2021, at aggregate liquidation value $ 18,995 $ 18,995 Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: 3,099,669,424 as of December 31, 2022 and 3,099,651,835 as of December 31, 2021 31 31 Additional paid-in capital 108,458 108,003 Retained earnings 194,734 184,948 Treasury stock, at cost: 1,162,682,999 shares as of December 31, 2022 and 1,115,296,641 shares as of December 31, 2021 (73,967) (71,240) Accumulated other comprehensive income (loss) (AOCI) (47,062) (38,765) Total Citigroup stockholders’ equity $ 201,189 $ 201,972 Noncontrolling interests 649 700 Total equity $ 201,838 $ 202,672 Total liabilities and equity $ 2,416,676 $ 2,291,413 The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements. 141